Exhibit 3.2

CERTIFICATE OF CORRECTION

OF

LIQUIDIA TECHNOLOGIES, INC.

Liquidia Technologies, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

1.         The name of the corporation is Liquidia Technologies, Inc.

2.         An Amended and Restated Certificate of Incorporation (“Certificate”) was filed with the Secretary of State of the State of Delaware on February 2, 2018, and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.         The inaccuracy or defect of said Certificate is as follows:

Subsection B (3)(a) of Article Fourth thereof inaccurately states, due to clerical error, that (i) the current Conversion Price of the Series A Stock shall be $0.82460, (ii) the current Conversion Price of the Series A-1 Stock shall be $1.4067, (iii) the current Conversion Price of the Series B Stock shall be $1.49140, (iv) the current Conversion Price of the Series C Stock shall be $0.66938, and (v) the current Conversion Price of the Series C-1 Stock shall be $0.66938.

4.         Subsection B (3)(a) of Article Fourth of the Certificate is corrected in its entirety to read as follows:

(a)           Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of this Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Class A Voting Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock (determined in accordance with subsection 2(f) above) by the applicable conversion price of such series of Preferred Stock (the “Conversion Price”) (such quotient being referred to herein as the “Conversion Rate”), determined as hereafter provided, in effect on the date that such holder provides written notice to this Corporation that it has elected to convert such share. The current Conversion Price of the Series A Stock shall be $0.82674; the current Conversion Price of the Series A-1 Stock shall be $1.41037; the current Conversion Price of the Series B Stock shall be $1.49526; the current Conversion Price of the Series C Stock shall be $0.67111; the current Conversion Price of the Series C-1 Stock shall be $0.67111; and the initial Conversion Price of the Series D Stock shall be $0.59808. The foregoing Conversion Price for each of the Series A Stock, Series A-1 Stock, Series B Stock, Series C Stock, Series C-1 Stock and Series D Stock reflects all deemed issuances of Additional Stock and reflects all prior Conversion Price adjustments and the assumed prospective issuance of $25,500,000 of shares of Series D Stock. The Conversion Price applicable to each series of Preferred Stock set forth above shall be subject to further adjustment as set forth in this Section 3.

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IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction to be executed this 7th day of March, 2018.

By:	/s/ Kevin Gordon
Name:	Kevin Gordon
Title:	President and Chief Financial Officer